Filed by New York Community Bancorp, Inc.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Astoria Financial Corporation (Commission File No.: 1-11967)

Registration Statement File No.: 333-208649

Dear Colleague,

If you own NYCB stock (either directly or indirectly, such as through an employee benefit plan), please be aware that proxy materials for the Special Meeting of Shareholders of New York Community Bancorp, Inc. (“NYCB”) scheduled to take place on Tuesday, April 26, 2016 are now being distributed to all of our shareholders so that they will have the opportunity to vote on the proposed merger of Astoria Financial Corporation (“Astoria Financial”) with and into NYCB.

NYCB’s board of directors has unanimously approved the merger agreement; has determined that the merger agreement and the transactions contemplated thereby, including the merger and the corresponding merger of Astoria Bank with and into New York Community Bank, are advisable and in the best interests of NYCB and its stockholders; and unanimously recommends that NYCB stockholders vote “FOR” the NYCB merger proposal, “FOR” the NYCB charter amendment proposal, and “FOR” the NYCB adjournment proposal.

Your vote is very important. We cannot complete the merger unless NYCB’s stockholders adopt the merger agreement.

A copy of the Form S-4, including the joint proxy statement/prospectus, and proxy card for the Special Meeting of Shareholders (collectively referred to as the “Special Meeting Materials”) are being made available to you separately. Please recall that NYCB employee shareholders will have the option to vote their shares online. Online voting is fast, convenient, and completely confidential, as votes are tabulated by an independent third party.

Regardless of whether you plan to attend the NYCB special meeting, please vote as soon as possible. If you receive your Special Meeting Materials electronically, then please be sure to follow the instructions listed in the email notice that you will be receiving this week from id@proxyvote.com to cast your vote. If you have elected to receive a hard copy of the Special Meeting Materials, then please be sure to complete, sign, date, and return the accompanying proxy card in the complementary postage-paid return envelope provided. If you hold your stock in “street name” through a bank or broker, please follow the instructions on the voting instruction card furnished by the record holder.

If you have any questions regarding this matter, please do not hesitate to contact the NYCB Benefits Department at (516) 500-6320 or by e-mail at HRBenefits@mynycb.com.

Thanks,

Joanne Strucker

Important Additional Information

This email includes certain communications that are made in respect of the proposed merger transaction involving NYCB and Astoria Financial. The Company has filed a registration statement on Form S-4 with the SEC, which includes a joint proxy statement of Astoria Financial and NYCB and a prospectus of NYCB, and each party will file other documents regarding the proposed transaction with the SEC. A definitive joint proxy statement/prospectus has also been sent to shareholders of Astoria Financial and of NYCB seeking any required stockholder approvals. Before making any voting or investment decision, investors and security holders of Astoria Financial and NYCB are urged to carefully read the entire registration statement and joint proxy statement/prospectus, as well as any amendments or supplements to these documents, because they contain important information about the proposed transaction. The documents filed by NYCB and Astoria Financial with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by NYCB may be obtained free of charge at its website at http://ir.mynycb.com/ and the documents filed by Astoria Financial may be obtained free of charge at its website at http://ir.astoriabank.com/. Alternatively, these documents, when available, can be obtained free of charge from NYCB upon written request to New York Community Bancorp, Inc., Attn: Corporate Secretary, 615 Merrick Avenue, Westbury, New York 11590 or by calling (516) 683-4420, or from Astoria Financial upon written request to Astoria Financial Corporation, Attn: Monte N. Redman, President, One Astoria Bank Plaza, Lake Success, New York 11042 or by calling (516) 327-3000.

Participants in Solicitation

The Company, Astoria Financial, their directors, executive officers, and certain other persons may be deemed to be participants in the solicitation of proxies from NYCB’s and Astoria Financial’s stockholders in favor of the approval of the merger. Information about the directors and executive officers of NYCB and their ownership of its common stock is set forth in the proxy statement for its 2015 annual meeting of stockholders, as previously filed with the SEC on April 24, 2015. Information about the directors and executive officers of Astoria Financial and their ownership of its common stock is set forth in the proxy statement for its 2015 annual meeting of stockholders, as previously filed with the SEC on April 17, 2015. Stockholders may obtain additional information regarding the interests of such participants by reading the registration statement and the proxy statement/prospectus.